Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

Fourth QUARTER and fiscal year 2013 RESULTS

SHANGHAI, PRC — March 5, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the fourth fiscal quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Highlights as Compared to Third Quarter 2013 (“QoQ”) and Fourth Quarter 2012 (“YoY”):

•	Net revenue was RMB604.6 million (US$99.9 million), up 2.5% QoQ and up 5.8% YoY.

•	Gross profit was RMB536.9 million (US$88.7 million), up 4.8% QoQ and up 8.9% YoY. Gross profit margin for the fourth quarter 2013 was 88.8%.

•	Net income attributable to the Company’s shareholders was RMB203.6 million (US$33.6 million), down 42.8% QoQ and up 146.2% YoY. The margin of net income attributable to the Company’s shareholders for the fourth quarter 2013 was 33.7%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB0.85 (US$0.14) and RMB0.82 (US$0.14), respectively, compared to basic and diluted earnings per ADS of RMB1.48 and RMB1.44, respectively, for the third quarter 2013, and basic and diluted earnings per ADS of RMB0.35 and RMB0.34, respectively, for the fourth quarter 2012.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB437.3 million (US$72.2million), up 17.4% QoQ and 24.9% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 72.3%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.82 (US$0.30) and RMB1.76 (US$0.29), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.55 and RMB1.50, respectively, for the third quarter 2013, and basic and diluted non-GAAP earnings per ADS of RMB1.47 and RMB1.43, respectively, for the fourth quarter 2012.

•	Active Paying Accounts (“APA”) for online games was 2,362,000, up 1.1% QoQ and up 2.7% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB246, up 0.6% QoQ and up 3.7% YoY.

•	Average Concurrent Users (“ACU”) for online games was 698,000, up 0.1% QoQ and down 0.6% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,220,000, down 2.2% QoQ and down 6.3% YoY.

Please refer to the table on page 8 for reconciliation between net income attributable to the Company’s shareholders on a GAAP to non-GAAP basis.

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Fiscal Year 2013 Highlights as Compared to Fiscal Year 2012:

•	Net revenue increased 9.5% to RMB2,355.5 million (US$389.1 million).

•	Gross profit increased 10.4% to RMB2,056.8 million (US$339.8 million).

•	Gross profit margin was 87.3%.

•	Net income attributable to the Company’s shareholders increased 26.1% to RMB1,253.0 million (US$207.0 million).

•	Net income attributable to the Company’s shareholders as a percentage of net revenue was 53.2%.

•	Basic and diluted net income per ADS increased 24.5% and 23.0%, respectively, to RMB5.23 (US$0.86) and RMB5.08 (US$0.84), respectively.

•	Non-GAAP net income attributable to the Company’s shareholders increased 13.4% to RMB1,536.0 million (US$253.7 million).

•	Non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenue was 65.2%.

•	Basic and diluted non-GAAP net income increased 12.1% and 10.7%, respectively, to RMB6.41 (US$1.06) and RMB6.22 (US$1.03), respectively.

Please refer to the table on page 8 for a reconciliation between net income attributable to the

Company’s shareholders on a GAAP to non-GAAP basis.

Ms. Wei Liu, Giant’s Chief Executive Officer, commented, “2013 marked another year of consistent and strong growth. We have delivered double-digit annual growth in online game revenue as compared to fiscal year 2012, and sequential quarter-over-quarter growth for the past sixteen consecutive quarters. Our 2013 results were driven by the launch of World of Xianxia, which has become another successful franchise and demonstrates our ability to expand our portfolio without cannibalizing existing games. At the same time, during 2013 we also made great progress in diversifying into new growth areas such as webgames and mobile games, while continuing to lead the industry in profitability.”

“Looking towards 2014, we believe we have an exciting lineup of new games starting with Jianghu, a 2D martial arts MMORPG produced by the Company’s President, Mr. Xuefeng Ji. Initial testing results have been very positive, and we are confident this game will be a major catalyst this year. Another upcoming client-based game is Cang Tian 2, licensed from WeMade. We have been working extensively with the South Korean developer to localize the game for the Chinese market and are preparing for its debut in the coming quarter.”

“Towards the end of 2013, we began launching webgames on several partner platforms and the results have surpassed our expectations. We expect webgames to continue to grow in 2014 and enable us to capture a new audience.”

“Mobile games have become a major strategic growth focus for us and we expect some of our prior investments will begin to bear fruit in 2014. Our internally-developed mobile games will hit the market later this year. Our roadmap of mobile games under development has also become much wider, covering genres such as role playing games, side-scrolling action, tower defense, simulation, and real time strategy.”

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“Besides developing the best games across multiple genres in-house, we are also continuing to pursue cooperation with third party developers and platforms to extend our footprint in the game industry. As we continue to grow in the traditional PC segment while investing in mobile opportunities, we will continue to spend prudently and remain the leader in profitability. We are confident that 2014 will be another banner year for Giant.”

Fourth Quarter Fiscal 2013 and Fiscal Year 2013 Unaudited Financial Results

Net Revenue. Net revenue for the fourth quarter 2013 was RMB604.6 million (US$99.9 million), representing a 2.5% increase from RMB590.0 million in the third quarter 2013, and a 5.8% increase from RMB571.7 million in the fourth quarter 2012.

Revenue from online games in the fourth quarter 2013 totaled RMB591.8 million (US$97.8 million), representing a 1.7% increase from RMB581.8 million in the third quarter 2013, and a 6.5% increase from RMB555.7 million in the fourth quarter 2012. The sequential increase in online game net revenue was mainly due to the performance of ZT Online 2. The year-over-year increase was primarily due to the launch of World of Xianxia in 2013.

For the fiscal year 2013, revenue from online games increased 11.3% to RMB2,309.3 million (US$381.5 million), from RMB2,075.0 million in 2012.

APA for online games in the fourth quarter 2013 was 2,362,000, representing a 1.1% sequential increase and a 2.7% increase over the fourth quarter 2012. The sequential increase in APA was mainly due to additional paying gamers in ZT Online 2 while the year-over-year increase in APA was mainly due to the addition of World of Xianxia in 2013. ARPU for online games in the fourth quarter 2013 was RMB246, representing a 0.6% sequential increase and a 3.7% increase over the fourth quarter 2012. The year-over-year increase in ARPU was mainly due to the addition of World of Xianxia. ACU for online games in the fourth quarter 2013 was 698,000, representing a 0.1% sequential increase and a 0.6% decrease over the fourth quarter 2012. PCU for online games in the fourth quarter 2013 was 2,220,000, representing a 2.2% sequential decrease and a 6.3% decrease over the fourth quarter 2012. The sequential and year-over-year decreases in PCU were mainly due to the lack of new marketing campaigns and launches in the fourth quarter 2013.

Cost of Services. Cost of services for the fourth quarter 2013 was RMB67.7 million (US$11.2 million), representing a 12.7% decrease from the third quarter 2013 and a 13.8% decrease from the fourth quarter 2012. The sequential decrease and year-over-year decreases in cost of services were mainly due to the lower costs accrued for the Company’s licensed games in the fourth quarter 2013.

Cost of services increased 3.6% to RMB298.7 million (US$49.3 million) for the fiscal year 2013, from RMB288.4 million in 2012. This increase was primarily attributable to the higher costs accrued for the Company’s licensed games.

Gross Profit and Gross Margin. Gross profit for the fourth quarter 2013 was RMB536.9 million (US$88.7 million), representing a 4.8% increase from the third quarter 2013 and an 8.9% increase from the fourth quarter 2012. Gross margin for the fourth quarter 2013 was 88.8%, up from 86.9% in the third quarter 2013, and up from 86.3% in the fourth quarter 2012.

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Gross profit increased 10.4% to RMB2,056.8 million (US$339.8 million) for the fiscal year 2013,from RMB1,863.5 million in 2012, driven by the increase in net revenue. Gross margin for the fiscal year 2013 was 87.3%, compared to 86.6% in 2012.

Operating Expenses. Total operating expenses for the fourth quarter 2013 were RMB134.8 million (US$22.3 million), representing a 17.8% decrease from RMB164.0 million in the third quarter 2013 and a 15.3% decrease from RMB159.2 million in the fourth quarter 2012. As a percentage of revenue, total operating expenses were 22.3% for the fourth quarter 2013, compared to 27.8% in the third quarter 2013 and the fourth quarter 2012. The sequential decrease in operating expenses was mainly attributable to decreases in sales and marketing (“S&M”) and general and administrative expenses (“G&A”) expenses, partially offset by an increase in research and product development (“R&D”) expenses. The year-over-year decrease was mainly due to decreases in R&D and S&M expenses.

For the fiscal year 2013, total operating expenses increased 5.3% to RMB587.7 million (US$97.1 million) from RMB558.3 million in 2012. The increase was mostly due to higher S&M expenses and lower government financial incentives, partially offset by decreased G&A expenses.

Research and product development (“R&D”) expenses for the fourth quarter 2013 was RMB87.5 million (US$14.5 million), representing a 16.7% increase from RMB75.0 million in the third quarter 2013 and a 9.3% decrease from RMB96.5 million in the fourth quarter 2012. As a percentage of revenue, R&D expenses were 14.5% for the fourth quarter 2013, compared to 12.7% in the third quarter 2013 and 16.9% in the fourth quarter 2012. The sequential increase in R&D expenses was mainly attributable to year-end bonuses for our R&D employees. The year-over-year decrease was primarily due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses. Such expenses generally decline from period to period.

For the fiscal year 2013, R&D expenses decreased 1.8% to RMB321.0 million (US$53.0 million)

from RMB326.8 million in 2012. The decrease was mostly due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses. Such expenses generally decline from period to period.

Sales and marketing (“S&M”) expenses for the fourth quarter 2013 were RMB28.6 million (US$4.7 million), representing a 54.6% decrease from RMB62.9 million in the third quarter 2013, and a 26.5% decrease from RMB38.9 million in the fourth quarter 2012. As a percentage of revenue, S&M expenses were 4.7% in the fourth quarter 2013, compared to 10.7% in the third quarter 2013 and 6.8% in the fourth quarter 2012. The sequential decrease in S&M expenses was mainly due to the marketing campaigns for the open beta testing for World of Xianxia, as well as for the expansion packs for ZT Online 1 and ZT Online 2 during the third quarter 2013, while in the fourth quarter 2013, marketing campaigns for these games reverted back to normal levels. The year-over-year decrease in S&M expenses was due to the lack of large marketing campaigns in the fourth quarter 2013 compared to the fourth quarter 2012.

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For fiscal year 2013, S&M expenses were RMB175.8 million (US$29.0 million), up 20.0% from RMB146.5 million for fiscal year 2012, mainly due to the marketing campaigns for World of Xianxia.

General and administrative expenses (“G&A”) for the fourth quarter 2013 were RMB33.9 million (US$5.6 million), representing a 4.9% decrease from RMB35.6 million in the third quarter 2013, and a 0.9% decrease from RMB34.2 million in the fourth quarter 2012. As a percentage of revenue, G&A expenses were 5.6% in the fourth quarter 2013, compared to 6.0% in the third quarter 2013 and the fourth quarter 2012. The sequential decrease in G&A expenses was due to the increase of reimbursements related to our ADR program. The year-over-year decrease was primarily due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses. Such expenses generally decline from period to period.

For fiscal year 2013, G&A expenses decreased 8.7% to RMB135.7 million (US$22.4 million) from RMB148.7 million in fiscal year 2012. The decrease was primarily due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses. Such expenses generally decline from period to period.

Government Financial Incentives. The government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, was RMB15.2 million (US$2.5 million) in the fourth quarter 2013. The Company records these government financial incentives as a reduction in operating expenses.

The total financial incentive received for fiscal year 2013 was RMB44.8 million, as compared to RMB63.6 million in 2012.

Interest Income. Interest income for the fourth quarter 2013 was RMB38.6 million (US$6.4 million), representing a 99.1% increase from RMB19.4 million in the third quarter 2013, and a 45.5% increase from RMB26.6 million in the fourth quarter 2012. The sequential and the year-over-year increases in interest income were mainly due to the growing cash balance and higher returns on certain short-term investments.

For the fiscal year 2013, interest income increased to RMB128.6 million (US$21.2 million) from RMB105.8 million in fiscal year 2012, mainly attributable to the growing cash balance and higher returns on certain short-term investments.

Income Tax. Income tax expense for the fourth quarter 2013 was RMB237.8 million (US$39.3 million), compared to income tax expense of RMB0.5 million in the third quarter 2013 and income tax expense of RMB28.7 million in the fourth quarter 2012. The sequential and year-over-year increases in income tax expense were mainly due to withholding tax accrued in the fourth quarter 2013 in anticipation of the repatriation of earnings from the Company’s PRC operations given the privatization proposal the Company received in November 2013.

Income tax expense for fiscal year 2013 increased to RMB296.6 million (US$49.0 million), compared to RMB124.2 million for fiscal year 2012. The increase in income tax expense was mainly due to the withholding tax accrued in the fourth quarter 2013 described above.

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Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the fourth quarter 2013 was RMB203.6 million (US$33.6 million), representing a 42.8% decrease from RMB355.8 million in the third quarter 2013, and a 146.2% increase from RMB82.7 million in the fourth quarter 2012. The sequential decrease in net income attributable to the Company’s shareholders was primarily due to the Company’s higher income tax expense in the fourth quarter as compared to the third quarter 2013, partially offset by lower operating expenses, higher interest income and other non-operating income. The year-over-year increase was due to the Company’s investment loss in the fourth quarter 2012, which related to the impairment of our investment in 51.com, higher net revenue and lower operating expenses in fourth quarter 2013 compared to fourth quarter 2012, partially offset by higher income tax expense in fourth quarter 2013 for the reason described above.

Fiscal year 2013 net income attributable to the Company’s shareholders was RMB1,253.0 million (US$207.0 million), a 26.1% increase from RMB993.7 million in 2012. Fiscal year 2013 net income attributable to the Company’s shareholders as a percentage of net revenue increased to 53.2% from 46.2% in 2012.

Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter 2013 was RMB437.3 million (US$72.2 million) representing a 17.4% increase from RMB372.5 million in the third quarter 2013, and a 24.9% increase from RMB350.0 million in the fourth quarter 2012. Non-GAAP net income attributable to the Company’s shareholders excludes certain items as described in further detail in the reconciliation table below. The margin of non-GAAP net income attributable to the Company’s shareholders was 72.3% for the fourth quarter 2013, compared to 63.1% in the third quarter 2013 and 61.2% in the fourth quarter 2012.

For fiscal year 2013, non-GAAP net income attributable to the Company’s shareholders was RMB1,536.0 million (US$253.7 million) representing a 13.4% increase from RMB1,354.3 million in fiscal year 2012. The increase was due to the growth of the Company’s game operations. The margin of non-GAAP net income attributable to the Company’s shareholders was 65.2% for the fiscal year 2013, compared to 62.9% in the fiscal year 2012.

Cash and Cash Equivalents and Short-Term Investments. As of December 31, 2013, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB3,831.2 million (US$632.9 million), compared to RMB3,734.8 million as of September 30, 2013. The sequential increase was primarily due to the growth of the Company’s game operations, generating additional cashflow.

Receipt of Non-Binding Proposal to Acquire the Company. On November 25, 2013, the Company announced that its Board of Directors (the “Board”) had received a preliminary non-binding proposal letter, dated November 25, 2013, from the Company’s Chairman, Mr. Yuzhu Shi (and certain of his affiliated entities) and an affiliate of Baring Private Equity Asia (collectively, the “Consortium”). According to the proposal letter, the Consortium proposed to acquire all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing one ordinary share of the Company), at a price of US$11.75 in cash per ordinary share or ADS (the “Proposed Transaction”).

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On December 2, 2013, the Company announced that its board of directors formed a special committee (the “Special Committee”), comprised of three independent directors of the Company, Mr. Peter Andrew Schloss, Mr. Andy Y. Yan and Mr. Jason Nanchun Jiang, to consider the Proposed Transaction as well as any alternative transaction (if any). The Special Committee subsequently retained Fenwick & West LLP as its U.S. legal counsel and Morgan Stanley Asia Limited and Duff & Phelps Securities, LLC as its financial advisors.

The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposed Transaction or any other alternative transaction (if any) and does not intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transaction or any alternative transaction will be approved or consummated.

Sale of Investment in Yunfeng E-Commerce Funds. On February 11, 2014, the Company entered into an agreement to sell all of its limited partnership interest in Yunfeng E-Commerce Fund A, L.P. and Yunfeng E-Commerce Fund B, L.P. (which collectively hold all of the Company’s interest in the ordinary shares of Alibaba Group Holding Limited) to Tiger Global Mauritius Fund for approximately US$199.1 million.

Game Updates

ZT Online 2 – During the fourth quarter 2013, the Company rolled out a PK tournament in which a series of new game mechanics were introduced to satisfy different needs for gamers looking for various experiences. These updates greatly improved the level of user engagement within the game. The Company plans to release an expansion pack for ZT Online 2 in the first quarter 2014.

World of Xianxia – The Company released the first expansion pack for World of Xianxia on November 22, 2013, in which new levels were unlocked, plus new maps and dungeons were introduced. Gamers have welcomed the new contents released. The Company plans to release a new expansion pack in the first quarter 2014.

Webgames - Supreme Tai-Chi is a self-developed action role playing game (“ARPG”) with a unique hero system in which gamers can collect and play as the 108 characters from Water Margin (known in Chinese as Shui Hu Zhuan), a classic Chinese novel, and many gods from ancient Chinese mythology. Operations commenced on Sina, 37wan and Qihoo360 during the fourth quarter 2013 and the results have significantly exceeded the Company’s expectation. Genesis of the Empire is a self-developed ARPG based on the Three Kingdoms era of ancient Chinese history. The Company started to distribute the game on 37wan, Qihoo360, Baidu and a wide selection of other major webgame platforms in the fourth quarter 2013.

Mobile Games – Kung Fu BBQ is the Company’s first self-developed mobile game. It is a turn-based card battle game that features Kung Fu and mythological characters using Unity 3D engine. The game is currently undergoing small-scale engineering testing on iOS and Android app stores. The game is scheduled for commercial launch in April 2014.

Jianghu – Jianghu is a 2D martial arts MMORPG produced by the Company’s President, Mr. Xuefeng Ji. It is his team’s next flagship title following ZT Online 2 and has been under development for 3 years. The Company conducted the first round of engineering testing in January 2014. The initial gamer feedback has been very positive. The R&D team will continue to optimize the game according to previous testing results and gamer feedback. The Company plans to conduct larger-scale engineering testing in March 2014.

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Cang Tian 2 – Cang Tian 2 is a 3D MMORPG developed by WeMade Entertainment Inc., one of the leading online game developers in South Korea. Core development teams from both companies are currently working together to localize the game for the China market. Extensive work has been performed and changes have been made to the core gameplay, graphics and in-game economy in an effort to further enhance playability and user experience for the local Chinese gamers. The Company expects to commence engineering testing in the first quarter 2014.

Conference Call

Due to the receipt of a non-binding proposal to acquire the Company and its ongoing process, Giant’s senior management will not host a conference call. Please contact one of the IR representatives listed below if you have any questions.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.0537, which was the noon buying rate as of December 31, 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation expense, accrued withholding tax and impairment of investment in 51.com. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

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Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31,	September 30,	December 31,	December 31,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	82,690,299	355,756,450	203,597,496	33,631,912

Share-based compensation	26,554,599	16,782,473	18,398,880	3,039,278
Accrued withholding tax	-	-	215,267,363	35,559,635
Impairment of investment in 51.com investment	240,725,709	-	-	-
Non-GAAP net income attributable to the Company’s shareholders:	349,970,607	372,538,923	437,263,739	72,230,825

Non-GAAP earnings per share:

Basic	1.47	1.55	1.82	0.30
Diluted	1.43	1.50	1.76	0.29

Weighted average ordinary shares:

Basic	238,308,804	239,582,227	240,198,365	240,198,365
Diluted	243,966,387	247,718,392	248,241,798	248,241,798

	For the year ended
	December 31,	December 31,	December 31,
	2012	2013	2013
	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	993,720,006	1,252,967,928	206,975,555

Share-based compensation	119,892,890	67,798,091	11,199,447
Accrued withholding tax	-	215,267,363	35,559,635
Impairment of investment in 51.com investment	240,725,709	-	-

Non-GAAP net income attributable to the Company’s shareholders:	1,354,338,605	1,536,033,382	253,734,637

Non-GAAP earnings per share:

Basic	5.72	6.41	1.06
Diluted	5.62	6.22	1.03

Weighted average ordinary shares:

Basic	236,796,818	239,652,597	239,652,597
Diluted	240,821,127	246,835,259	246,835,259

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the expected growth of the webgame market in China and the ability of the webgames to capture a new audience; ; the ability of the Company to keep up the growth momentum and seize the opportunities with the support of its strong teams of developers led by industry-known chief producers and a diversified game portfolio in the pipeline; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2012, as filed with the Securities and Exchange Commission on April 18, 2013, which is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012. Our actual results of operations for the fourth quarter 2013 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

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FleishmanHillard Savoy Lee T: +852-2530-0203 E: giantinteractive@fleishman.com

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GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	September 30,	December 31,	December 31,
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,943,061,530	925,345,550	1,021,371,762	168,718,596
Restricted cash	-	12,475,284	10,101,867	1,668,710
Short-term investments	739,314,900	2,796,929,240	2,799,686,050	462,475,189
Accounts receivable	12,106,819	10,139,065	15,647,868	2,584,844
Prepayments and other current assets	236,446,037	262,070,926	285,237,701	47,117,912
Due from related parties	7,370,022	884,442	659,190	108,890
Due from research and development entity partners	-	450,000	-	-
Inventories	333,195	-	-	-
Deferred tax assets, net	157,885,822	143,190,523	147,310,764	24,334,005

Total current assets	3,096,518,325	4,151,485,030	4,280,015,202	707,008,146
Non-current assets:
Property and equipment, net	340,242,374	354,876,342	355,801,443	58,774,211
Intangible assets, net	32,799,853	94,123,919	83,832,976	13,848,221
Due from related parties	-	6,291,971	5,662,621	935,398
Due from research and development entity partners	7,637,000	7,637,000	7,000,000	1,156,318
Goodwill	99,316,001	99,316,001	99,316,001	16,405,835
Long-term investment	426,087,585	435,209,313	437,636,564	72,292,410
Available-for-sale securities	78,740,916	76,277,627	74,772,662	12,351,564
Held-to-maturity securities	190,000,000	10,000,000	10,000,000	1,651,882
Deferred tax assets, net	25,345,455	33,890,006	11,135,275	1,839,416
Other assets	25,541,335	1,135,833	131,250	21,681

Total non-current assets	1,225,710,519	1,118,758,012	1,085,288,792	179,276,936

Total assets	4,322,228,844	5,270,243,042	5,365,303,994	886,285,082

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term loans	-	618,464,173	613,323,717	101,313,860
Payables and accrued expenses	238,594,085	191,888,027	211,321,494	34,907,824
Advances from distributors	93,468,209	70,203,180	70,471,207	11,641,015
Due to related parties	598,953	2,068,056	2,677,106	442,226
Deferred revenue	486,024,501	391,365,256	365,783,894	60,423,195
Tax payable	48,121,958	31,660,147	65,107,352	10,754,968
Unrecognized tax benefit	47,579,967	47,579,967	47,579,967	7,859,651
Dividend payable	-	338,754,800	-	-
Deferred tax liabilities	112,282,639	26,097,124	336,719,532	55,622,104

Total current liabilities	1,026,670,312	1,718,080,730	1,712,984,269	282,964,843

Non-current liabilities:
Long-term loans	-	2,928,995	2,928,995	483,836
Deferred tax liabilities	32,311,676	110,815,337	-	-

Total non-current liabilities	32,311,676	113,744,332	2,928,995	483,836

Total liabilities	1,058,981,988	1,831,825,062	1,715,913,264	283,448,679

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Dec 31, 2012, Sep 30, 2013 and Dec 31, 2013 respectively; 273,110,626 shares issued and 239,252,672 shares outstanding at Dec 31, 2012, 273,110,626 shares issued and 239,614,272 shares outstanding at Sep 30, 2013, 273,110,626 shares issued and 240,499,872 shares outstanding at Dec 31, 2013 )	430	430	430	71
Additional paid-in capital	4,456,659,188	4,519,152,896	4,530,173,387	748,331,332
Statutory reserves	48,596,713	48,596,713	51,135,968	8,447,060
Accumulated other comprehensive loss	(368,723,831)	(370,883,678)	(373,265,071)	(61,658,997)
Retained earnings	1,087,615,133	1,167,882,932	1,337,146,037	220,880,790
Treasury stock	(2,006,420,168)	(2,006,420,168)	(1,959,804,269)	(323,736,602)

Total Giant Interactive Group Inc.’s equity	3,217,727,465	3,358,329,125	3,585,386,482	592,263,654

Noncontrolling interests	45,519,391	80,088,855	64,004,248	10,572,749

Total shareholders’ equity	3,263,246,856	3,438,417,980	3,649,390,730	602,836,403

Total liabilities and shareholders’ equity	4,322,228,844	5,270,243,042	5,365,303,994	886,285,082

15

FOR IMMEDIATE RELEASE

GIANT Interactive Group Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	December 31	September 30	December 31	December 31
	2012	2013	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	555,672,075	581,774,956	591,836,588	97,764,440
Licensing revenues	10,032,855	7,174,788	10,122,577	1,672,131
Other revenue, net	5,963,877	1,000,835	2,598,661	429,268

Total net revenue	571,668,807	589,950,579	604,557,826	99,865,839
Cost of services	(78,505,482)	(77,485,521)	(67,676,837)	(11,179,417)

Gross profit	493,163,325	512,465,058	536,880,989	88,686,422

Operating (expenses) income:
Research and product development	(96,545,750)	(75,044,463)	(87,549,490)	(14,462,145)
Sales and marketing	(38,870,216)	(62,898,080)	(28,559,273)	(4,717,656)
General and administrative	(34,208,506)	(35,625,697)	(33,887,461)	(5,597,810)
Government financial incentives	10,430,000	9,550,000	15,216,000	2,513,504

Total operating expenses	(159,194,472)	(164,018,240)	(134,780,224)	(22,264,107)

Income from operations	333,968,853	348,446,818	402,100,765	66,422,315

Interest income	26,552,367	19,401,766	38,633,082	6,381,731
Investment income/(loss)	(243,937,113)	-	4,519,737	746,607
Other income, net	9,269,933	4,731,163	23,412, 936	3,867,542

Income before income tax expenses	125,854,040	372,579,747	468,666,520	77,418,195

Income tax expenses	(28,686,961)	(466,685)	(237,780,251)	(39,278,499)
Share of loss of equity investees	(424,473)	(1,827,316)	(629,349)	(103,961)

Net income	96,742,606	370,285,746	230,256,920	38,035,735

Net income attributable to noncontrolling interests	(14,052,307)	(14,529,296)	(26,659,424)	(4,403,823)

Net income attributable to the Company’s shareholders	82,690,299	355,756,450	203,597,496	33,631,912

Other comprehensive
income/(loss), net of tax
Foreign currency translation	(2,863,700)	(162,661)	(1,507,849)	(249,079)
Unrealized holding gains (losses)	42,618,830	99,129	(873,544)	(144,299)
Total other comprehensive income/(loss), net of tax	39,755,130	(63,532)	(2,381,393)	(393,378)

Comprehensive income	122,445,429	355,692,918	201,216,103	33,238,534

Earnings per share:

Basic	0.35	1.48	0.85	0.14
Diluted	0.34	1.44	0.82	0.14

Weighted average ordinary shares:

Basic	238,308,804	239,582,227	240,198,365	240,198,365
Diluted	243,966,387	247,718,392	248,241,798	248,241,798

16

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended
	December 31	December 31	December 31
	2012	2013	2013
	(RMB)	(RMB)	(US$)
	Audited	Unaudited	Unaudited
Net revenue:
Online games	2,074,950,188	2,309,280,670	381,465,991
Licensing revenues	52,186,105	41,901,953	6,921,710
Other revenue, net	24,758,274	4,287,962	708,321

Total net revenue	2,151,894,567	2,355,470,585	389,096,022

Cost of services	(288,361,076)	(298,660,231)	(49,335,156)

Gross profit	1,863,533,491	2,056,810,354	339,760,866

Operating (expenses) income:
Research and product development	(326,792,503)	(320,981,132)	(53,022,306)
Sales and marketing	(146,452,268)	(175,768,566)	(29,034,899)
General and administrative	(148,708,274)	(135,747,942)	(22,423,963)
Government financial incentives	63,644,000	44,766,000	7,394,816

Total operating expenses	(558,309,045)	(587,731,640)	(97,086,352)

Income from operations	1,305,224,446	1,469,078,714	242,674,514

Interest income	105,833,413	128,619,486	21,246,425
Investment income/(loss)	(243,626,993)	8,231,124	1,359,685
Other income, net	34,844,307	32,861,183	5,428, 281

Income before income tax expenses	1,202,275,173	1,638,790,507	270,708,905

Income tax expenses	(124,203,884)	(296,622,358)	(48,998,523)
Share of loss of equity investees	(6,117,163)	(6,388,717)	(1,055,341)

Net income	1,071,954,126	1,335,779,432	220,655,041

Net income attributable to noncontrolling interest	(78,234,120)	(82,811,504)	(13,679,486)

Net income attributable to the Company’s shareholders	993,720,006	1,252,967,928	206,975,555

Other comprehensive income/(loss), net of tax
Foreign currency translation	2,735,104	(2,926,501)	(483,424)
Unrealized holding gains (losses)	29,770,851	(1,614,739)	(266,736)

Total other comprehensive income/(loss), net of tax	32,505,955	(4,541,240)	(750,160)

Comprehensive income	1,026,225,961	1,248,426,688	206,225,395

Earnings per share:

Basic	4.20	5.23	0.86
Diluted	4.13	5.08	0.84

Weighted average ordinary shares:

Basic	236,796,818	239,652,597	239,652,597
Diluted	240,821,127	246,835,259	246,835,259

17